UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 28, 2010

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
200 East Randolph Drive Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 28, 2010, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2010. The text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully transition to a new business model and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's Web site at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

(d)   **Exhibits**

Exhibit No.	Description
99.1	Member letter dated October 28, 2010

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 28, 2010   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President, Financial Information and Chief Financial Officer

Exhibit 99.1



October 28, 2010

To Our Members:

The Federal Home Loan Bank of Chicago (Bank) expects to file its third quarter 2010 report (Form 10-Q) with the Securities and Exchange Commission next month; you will be able to access it through our website, www.fhlbc.com, or the SEC's reporting website, www.sec.gov/edgar. This letter continues our practice of updating you on our progress in transforming the business model of the Bank. Specifically, our goals are to:

- Provide our members with short-term liquidity and long-term funding as integral components of their business strategies;
- Generate consistent, profitable results, while providing the benefits of our funding advantage to our members;
- Stabilize our capital base through a capital stock conversion;
- Resume an appropriate dividend;
- Grow retained earnings;
- Simplify the business model and operations of the Bank; and
- Restore full liquidity to our stock.

The results discussed here are preliminary and unaudited. Please refer to the attached Condensed Statements of Income and Statements of Condition. Also, please review the discussion of the market value of the Bank's equity, level of retained earnings, and the spread on the return on average regulatory capital to three-month Libor that follows the summary of financial results. (See "Remediation Dashboard.")

Third Quarter 2010 Financial Highlights

- Market conditions impacted the Bank's financial results for the third quarter of 2010 in a manner similar to the previous quarter. As a result, we recorded net income of $117 million for the third quarter of 2010. Our net interest income continues to reflect our efforts to generate a consistent performance. Our results were, once again, positively impacted by higher-than-usual prepayment fees on advances and gains on derivative and hedging activities. Our retained earnings reached $967 million at September 30, 2010, the highest level in our history and a significant indication of our improving financial strength.

- Our earnings were reduced by credit-related other-than-temporary-impairment (OTTI) charges of $76 million on our private-label mortgage-backed securities (MBS) portfolio. OTTI charges increased this quarter as we estimated further deterioration in securities supported by subprime collateral.

- We are pleased with our recent financial performance and are focused on maintaining a strong net interest margin in the future. However, it is reasonable to anticipate that the absolute level of net income may decline over time as the Bank positions for the future redemption of voluntary stock. As the impact of governmental programs on interest rate markets diminishes, we can also expect to incur expenses, rather than gains, related to our derivative and hedging activities. We cannot predict future levels of advance prepayment fees, but we do not expect them to continue at the level of the last two quarters, particularly if member resolutions subside.

- Advances at quarter-end were $18.8 billion, down 11% from the previous quarter-end, and 26% from a year ago. While the majority of our members have advances outstanding, many of our members are deposit-rich, and may also have reduced their lending activities in order to strengthen their capital positions, impacting demand for advances. Total assets were $88.6 billion at September 30, 2010.

- Mortgage Partnership Finance® (MPF®) loans held in portfolio at quarter-end were $20.1 billion, down $1.5 billion (7%) from the previous quarter-end. We anticipate continuing reductions in the level of MPF loans on our balance sheet as a result of our 2008 decision not to add MPF loans to our balance sheet, placing the portfolio in run-off mode. MPF Xtra® volumes, however, increased by $1.3 billion during the third quarter, building fee income to support our MPF activities.

- We continue to await action from our regulator, the Federal Housing Finance Agency (FHFA), on our submitted, but not yet approved, application to convert our capital stock to a structure consistent with the Gramm-Leach-Bliley Act.

- Six of our members have been resolved since the end of the second quarter of 2010. Unfortunately, we anticipate that there will be more resolutions in the future. We have not experienced any credit losses in connection with these resolutions. As you know, our approach to member credit and collateral is designed to provide us with sufficient collateral so that we are able to continue to support our members -- even if some members' conditions deteriorate. Our ability to be a reliable source of secured credit is an important part of our value proposition and one that has proved beneficial to members and their regulators.

- We remain in compliance with all of our regulatory capital requirements.

Summary of Financial Results

Net income for the third quarter of 2010 was $117 million. As has been the case in previous quarters, we demonstrated our ability to generate consistent net interest income. In addition, the quarter's net income was incremented by significant prepayment fees resulting from advance restructurings and member resolutions, as well as a gain from derivative and hedging activities. As a result of our net income, and a $25 million one-time adjustment to retained earnings due to new accounting guidance related to investments, our retained earnings grew $142 million to $967 million.

Net interest income of $204 million was partially offset by OTTI charges against our private-label MBS portfolio of $76 million and other non-interest expenses. On October 15, 2010, we filed suit against several defendants regarding a substantial portion of our private-label MBS portfolio. We contend that the quality of the loans that comprise the pools of securities cited in the complaints was inconsistent with the description in the pre-purchase documents prepared by the underwriters and issuers of the securities. Relying on the pre-purchase documents, we invested in these securities with the understanding that we were purchasing higher-quality instruments than turned out to be the case. We intend to hold the private-label MBS portfolio to maturity. We will continue to analyze these securities quarterly and assess, along with the other FHLBanks, the degree to which future OTTI charges are appropriate.

The balance sheet at September 30, 2010, reflects reduced member borrowing, our transformation away from a business model built on acquiring MPF loans, and changes in the make-up of our investment portfolio and funding as high-cost debt matures. Total assets increased $883 million (1%) to $88.6 billion. During 2010, we have invested in lower-credit-risk, simpler-to-hedge investment securities, primarily government agency MBS, to offset the reduced earnings from the paydowns in the MPF portfolio. As we have stated previously, we expect that the Bank's sensitivity to market rate movements will reduce, and the variability of income due to gains and losses on derivative and hedging activities will moderate over time, leading to more consistent profitability.

Net Interest Income: Strong Foundation and Higher-than-Usual Prepayment Fees
Net interest income was $204 million in the third quarter of 2010; year-to-date net interest income of $528 million is $87 million (20%) higher than the first nine months of 2009. Prepayment fees on advances had a net positive impact on net income of $27 million in the quarter. The fees resulted from member resolutions, as well as several members choosing to restructure their portfolios to take advantage of the low-rate environment. Gross prepayment fees of $45 million were reduced by $5 million in hedging adjustments and $13 million related to incremental assessments for AHP and REFCORP. While interest income was $700 million for the third quarter of 2010, consistent with the previous two quarters of 2010, interest expense for the quarter was $487 million, $90 million (16%) less than the same period in 2009 as high-cost debt matured. Retained earnings grew $142 million (17%) to $967 million, the highest level in the Bank's history.

OTTI Charges Related to Private-Label MBS Portfolio Continue
OTTI charges against our private-label MBS were $76 million in the third quarter of 2010. Our charges are based on our quarterly analysis of many factors, including payment patterns and housing values. Unfortunately, the potential for future OTTI charges remains.

Gains on Derivative and Hedging Activities Due to Favorable Market Rates
We recorded a gain of $62 million on derivatives and hedging activities in the third quarter of 2010. Year-to-date, we have recorded a gain on derivatives and hedging activities of $28 million compared to a loss in the first nine months of 2009 of $64 million. During the second and third quarters, market concerns about European sovereign debt and uncertainty about the speed of the recovery from the U.S. recession resulted in a flight to quality and reduction in interest rates. Due to our duration position, the reduction in rates resulted in mark-to-market gains on our hedging portfolio. To the extent volatility lessens, the costs of re-hedging will be relatively less expensive. However, as long as the MPF portfolio remains a relatively large component of the overall balance sheet, we anticipate fluctuations in gains or losses from derivative and hedging activities from quarter to quarter.

Attention to Non-Interest Expense to Achieve Appropriate Scale
Our non-interest expense for the quarter was $28 million, compared to $31 million in the third quarter of 2009. Year-to-date non-interest expense in 2010 was $82 million, $7 million (8%) lower than the $89 million for the first nine months of 2009. We have begun to see the benefits of our re-engineering efforts, as well as systems improvements, in the reduction of both staff levels and consultant fees. Effective management of operating expenses is crucial to the success of our new business model.

Balance Sheet Transition Continues
Advances at September 30, 2010, were $18.8 billion, down $2.3 billion (11%) from $21.1 billion at the end of the previous quarter. Some of the decrease is due to the repayment of advances of resolved members and subdued member demand for borrowings. In addition, some members' deposit levels are high, and others are managing their balance sheets to shore up capital measures. These trends are true across the Home Loan Bank System. We expect this downward trend to reverse when interest rates rise and member deposit levels fall. However, given the current uncertainties around the timing and strength of the economic recovery, these conditions could continue well into 2011. Despite high levels of liquidity for our members and in the markets generally, nearly 500 of our 779 members currently have advances outstanding at the Bank. We want to become part of our members' ongoing funding strategies, whether short-term or long-term. We added four new members during the third quarter; one of the new members has already borrowed from the Bank.

Total assets at September 30, 2010, were $88.6 billion, up $883 million (1%) from the previous quarter-end. Our investment portfolio was $39.5 billion at quarter-end; these investments will provide an "income bridge" while MPF loans pay down and we build our advances business. We anticipate that the overall size of the Bank will fall substantially over time for several reasons. We expect the MPF portfolio to continue to pay down and other investments will mature. In addition, following the approval and successful execution of our capital stock conversion, we plan to redeem voluntary stock in accordance with that plan. We will operate at the scale sufficient to meet our members' needs.

Total MPF loans held in portfolio were $20.1 billion at the end of the third quarter of 2010, a reduction of $1.5 billion (7%) from the previous quarter-end. We increased our allowance for loan loss from $24 million to $32 million consistent with the increase in our nonperforming and impaired MPF loan amounts. However, the loans in the MPF portfolio continue to perform well compared to national averages for similarly structured loans.

MPF Xtra volumes grew $1.3 billion in the third quarter of 2010. We implemented pricing changes midway through the third quarter that continue to have positive impact on the volume of loans sold into the MPF Xtra product through the Federal Home Loan Banks of Chicago, Boston, Des Moines, and Pittsburgh. Since the inception of the product, 251 participating financial institutions (PFIs) System-wide have funded more than $5.4 billion in loans. Unlike earnings from on-balance sheet MPF assets that rely on market spreads, the Bank is compensated for MPF Xtra loans through fee income. Incremental volume, therefore, has immediate benefits. If you are not currently using the MPF Xtra product, we urge you to consider the benefits of the product. We are examining new product options, and anticipate an expanded line of MPF Xtra products in the future, making it easier for even more members to take advantage of the access to the secondary market that the MPF Xtra product provides. As testimony to its relevance and growth potential, the MPF Program launched a new logo and tagline, "Partnership is our middle name," early this month. We continue to view the MPF Program as a vital option for FHLB members across the country.

Member Credit Concerns
While many of our members continue to struggle to improve their performance, we have also seen several members successfully raise new capital and improve their performance and overall balance sheet health. We continue to work with members challenged by the current environment, carefully balancing the needs of individual members against the risk to overall member capital. Our credit and collateral policies and practices are designed to continue to make credit available while monitoring the value of the collateral pledged to support that credit. In the most serious situations, we coordinate with members' regulators to ensure that the appropriate level of credit is available without exposing all of our members to unnecessary risk.

Since the end of the second quarter, six of our members were resolved by their regulators; we had approximately $330 million in advances and other credit outstanding to these members at the time of their resolutions. So far in 2010, fifteen of our member institutions have been resolved by their regulators and 34 members have been resolved since 2009. Since the founding of the Bank, we have not experienced a credit loss on advances made to members, including those involved in resolutions.

In Summary

While we are pleased to report positive earnings for the quarter and strong retained earnings, we know that some of the contributing factors to those positive results could change. Notably, we expect the gain on derivative and hedging activities to reverse subject to changes in market conditions and higher-than-usual prepayment fees to fall. We believe that restructuring advances to take advantage of historically low interest rates can be advantageous for some members, but we cannot predict or control the level of prepayment fees resulting from those restructurings or from member resolutions.

We continue to focus on generating consistent net interest income and controlling expenses to scale the Bank appropriately to the borrowing needs of the District and this will, over time, impact our overall earnings potential.

One of the best ways we can strengthen our future earnings foundation is for more of our members to borrow from us as part of their routine funding strategies and participate in fee-generating products like MPF Xtra. We have the capabilities necessary to customize advance terms and structures to meet your specific balance sheet management philosophy and earnings outlook.

We continue to work with our regulator to gain approval for our submitted plan to convert our capital stock to a structure consistent with the Gramm-Leach-Bliley Act. As we have indicated previously, we will notify you and proceed as expeditiously as possible with the conversion of our capital stock upon notice of approval. The stabilization of our capital base through conversion of our capital stock is a fundamental step in remediating the Bank and ultimately restoring liquidity to the stock.

As always, we welcome your comments and questions. We look forward to working with you and to continuing to report on our progress during the remainder of 2010.

Best regards,

Matt Feldman
President and CEO

Condensed Statements of Income
(Dollars in millions)
(Preliminary and Unaudited)

	Three months ended September 30,			Nine months ended September 30,		
	2010	2009	Change	2010	2009	Change
Interest income	$ **700**	$ 720	(3)%	$ **2,082**	$ 2,261	(8)%
Interest expense	**487**	577	(16)%	**1,534**	1,815	(15)%
Provision for credit losses	**9**	—	N/M	**20**	5	300 %
Net interest income	**204**	143	43 %	**528**	441	20 %
Other-than-temporary impairment (credit loss)	**(76)**	(169)	55 %	**(147)**	(379)	61 %
Other non-interest gain (loss)	**59**	(116)	151 %	**20**	(59)	134 %
Non-interest expense	**28**	31	(10)%	**82**	89	(8)%
Assessments	**42**	(23)	283 %	**85**	—	N/M
Net income (loss)	$ **117**	$ (150)	178 %	$ **234**	$ (86)	372 %
Net interest margin on interest-earning assets	**0.97%**	0.64%	0.33 %	**0.83%**	0.66%	0.17 %

N/M= not meaningful

Condensed Statements of Condition
(Dollars in millions)
(Preliminary and Unaudited)

	September 30, 2010		December 31, 2009		Change
Cash and due from banks	$	22	$	2,823	(99)%
Federal Funds sold and securities purchased under agreement to resell		9,722		2,715	258 %
Investment securities		39,542		34,078	16 %
Advances		18,803		24,148	(22)%
MPF Loans held in portfolio, net		20,134		23,838	(16)%
Other		403		472	(15)%
Total assets	$	**88,626**	$	88,074	1 %
Consolidated obligation discount notes	$	24,254	$	22,139	10 %
Consolidated obligation bonds		55,077		58,225	(5)%
Subordinated notes		1,000		1,000	— %
Other		5,428		4,332	25 %
Total liabilities		**85,759**		85,696	0 %
Capital stock		2,318		2,328	0 %
Retained earnings		967		708	37 %
Accumulated other comprehensive income (loss)		(418)		(658)	36 %
Total capital		**2,867**		2,378	21 %
Total liabilities and capital	$	**88,626**	$	88,074	1 %
Regulatory capital stock plus Designated Amount of subordinated notes	$	**3,829**	$	3,794	1 %

Remediation Dashboard

In order to provide our members with greater clarity as we work to transition the Bank, we regularly monitor our ratio of Market Value to Book Value, the level of our Retained Earnings, and our Spread on the Return of Average Regulatory Capital to Three-month Libor. Together, these metrics provide a view of our progress in restructuring our business model and our balance sheet.

Ratio of Market Value to Book Value

During 2009 and 2010, the market value of the Bank has been positively impacted by the asset replacement program and the increase in values of other assets. The ratio of market value to book value improved from 71% at year-end 2009 to 81% at the end of the third quarter of 2010. Because overall market spreads on mortgage assets widened during the third quarter, this ratio was down slightly from 85% at the end of the second quarter.



Retained Earnings

The Bank is targeting restoring liquidity to our stock through a recovery of market value relative to book value and through the growth of retained earnings. While OTTI charges offset a substantial amount of net interest income over the previous few quarters, the third quarter's net income contributed to a substantial increase in retained earnings to $967 million.



Spread on Return on Average Regulatory Capital to Three-Month Libor

We will regularly highlight changes in the spread of our return on average regulatory capital relative to three-month Libor. Over time, we have seen substantial variability in this measure, largely as a result of fluctuating gains and losses on derivative and hedging activities and continuing OTTI charges. Our goal is to reduce the variability in this measure over time.

